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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No.

OmniSky Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

68213L103
(CUSIP Number)

December 31, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)

/ / Rule 13d-1(c)

/x/ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00808V105

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 3Com Corporation 94-2605794

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) / / (b) / /

3. SEC Use Only

4. Citizenship or Place of Organization U.S.

5. Sole Voting Power 14,613,430

6. Shared Voting Power -0-

7. Sole Dispositive Power 14,613,430

8. Shared Dispositive Power -0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person 14,613,430

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9) 21.9%

12. Type of Reporting Person (See Instructions) CO

CUSIP No. 00808V105

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 3Com Ventures, Inc. 77-0498697

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) / / (b) / /

3. SEC Use Only

4. Citizenship or Place of Organization U.S.

5. Sole Voting Power 14,613,430

6. Shared Voting Power -0-

7. Sole Dispositive Power 14,613,430

8. Shared Dispositive Power -0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person 14,613,430

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9) 21.9%

12. Type of Reporting Person (See Instructions) CO

Item 1.

  (a)
  Name of Issuer

    OmniSky Corporation

  (b)
  Address of Issuer's Principal Executive Offices:

    1001 Elwell Court
    Palo Alto, California 94303

Item 2.

  (a)
  Name of Person Filing

    This statement is filed on behalf of 3Com Corporation and its wholly-owned subsidiary, 3Com Ventures, Inc.

  (b)
  Address of Principal Business Office or, if none, Residence

    The principal place of business of 3Com Corporation and 3Com Ventures, Inc. is:

    5400 Bayfront Plaza
    Santa Clara, California 95052

  (c)
  Citizenship

    Each of 3Com Corporation and 3Com Ventures, Inc. is a Delaware corporation

  (d)
  Title of Class of Securities

    Common Stock, par value $0.001 per share

  (e)
  CUSIP Number

    68213L103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    Not Applicable

Item 4. Ownership

  (a)
  Amount beneficially owned:

3Com Corporation	14,613,430
3Com Ventures, Inc.	14,613,430
  (b)
  Percent of class:

3Com Corporation	21.9%
3Com Ventures, Inc.	21.9%
  (c)
  Number of shares as to which such person has:

  (i)
  Sole power to vote or to direct the vote:

3Com Corporation	14,613,430
3Com Ventures, Inc.	14,613,430

  (ii)
  Shared power to vote or to direct the vote:

3Com Corporation	0
3Com Ventures, Inc.	0
  (iii)
  Sole power to dispose or to direct the disposition of:

3Com Corporation	14,613,430
3Com Ventures	14,613,430
  (iv)
  Shared power to dispose or to direct the disposition of:

3Com Corporation	0
3Com Ventures, Inc.	0

Item 5. Ownership of Five Percent or Less of a Class

    Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

    Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

    3Com Corporation acquired the 14,613,430 shares in OmniSky Corporation through its wholly- owned subsidiary, 3Com Ventures, Inc.

Item 8. Identification and Classification of Members of the Group

    Not Applicable

Item 9. Notice of Dissolution of Group

    Not Applicable

Item 10. Certification

    By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2001
3Com Corporation
	By:	/s/ Mark Michael
	Name:	Mark Michael
	Title:	Senior Vice President
3Com Ventures, Inc.
	By:	/s/ John Kuo
	Name:	John Kuo
	Title:	Secretary

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